Michael Kaplan +1 212 450 4111 Michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

November 19, 2021
Re:	Bausch + Lomb Corporation Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 3, 2021 CIK No. 0001860742 CONFIDENTIAL

Mr. David Gessert

Mr. Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Dear Messrs. Gessert and Buchmiller:

On behalf of our client, Bausch + Lomb Corporation, a company incorporated under the Canada Business Corporations Act (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001860742, the “Draft Registration Statement”) contained in the Staff’s letter dated September 17, 2021 (the “Comment Letter”).

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response and a summary of the responsive actions taken. Capitalized terms used but not defined herein are used herein as defined in the Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	2	November 19,2021

Prospectus Summary Overview, page 1

1.

We note the disclosures regarding the projected compound annual growth rate in the global eye health market and other market data that is attributed to Market Scope. Please file the Securities Act Rule 436 consent of Market Scope to being named in the registration statement.

Response: We acknowledge the Staff’s comment, and respectfully advise the Staff that the data attributed to Market Scope was not commissioned by the Company and is available to the public upon payment of a licensing fee. However, upon further discussion regarding such estimates, the Company has elected to revise its disclosure to clarify that the estimates are based on management beliefs which have been informed in part by various third party sources. We have revised the disclosure accordingly on pages 2, 3, 9, 142 and 149 of the Draft Registration Statement, and refer the Staff to our disclosure on page iii of the Draft Registration Statement which describes the basis for our market estimates more generally.

The transfer of all assets, liabilities and contracts from BHC to us contemplated by the Separation will not be complete upon the closing… page 60

2.

We note your disclosure that you expect that a number of the transactions required in the Separation will not be complete at the time of your offering. Please clarify when you expect these transactions to be completed and revise this risk factor to provide investors with adequate information to evaluate the magnitude of the risks described throughout this risk factor.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we undertake to revise the disclosure to respond to this comment in a future amendment of the Draft Registration Statement closer to the expected public filing of the S-1 when sufficient details surrounding the Separation have been finalized.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com or Marcel Fausten at (212) 450-4389, (212) 701-5389 (fax) or marcel.fausten@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan Michael Kaplan

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	3	November 19,2021

cc:	Via E-mail

Joseph C. Papa, Chief Executive Officer of the Company

Sam Eldessouky, Chief Financial Officer of the Company

Christina Ackermann, General Counsel of Bausch Health Companies Inc.

Mark Bode, PricewaterhouseCoopers LLP     Marcel Fausten, Davis Polk & Wardwell LLP